UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
SYNTHESIS ENERGY SYSTEMS, INC.
 (Name of Issuer)
Common Stock, par value $.01 per share
 (Title of Class of Securities)
871628202
 (CUSIP Number)
December 31, 2018
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[    ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[    ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 871628202	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Andrew M. Lessman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
574,958

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
574,958

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
574,958

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 3 of 5 Pages

Item 1(a).              Name of Issuer:

Synthesis Energy Systems, Inc. (the “Issuer”)

Item 1(b).              Address of Issuer’s Principal Executive Offices:

Three Riverway, Suite 300, Houston, Texas 77056

Item 2(a).               Name of Person Filing

Andrew M. Lessman (“Mr. Lessman”)

Item 2(b).              Address of Principal Business Office or, if None, Residence:

430 Parkson Road, Henderson, Nevada 89015

Item 2(c).              Citizenship:

United States of America

Item 2(d).             Title of Class of Securities:
Common Stock, par value $.01 per share (the “Shares”)

Item 2(e).              CUSIP Number:

871628202

Item 3.                   If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                               Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.                   Ownership:

Item 4(a)               Amount Beneficially Owned:

As of December 31, 2018, Mr. Lessman may be deemed the beneficial owner of 574,958 Shares.

Item 4(b)               Percent of Class:

As of December 31, 2018, Mr. Lessman may be deemed the beneficial owner of approximately 5.2% of Shares outstanding. (This percentage is based on a total of 11,022,283 outstanding as of November 1, 2018, according to information in the current report on Form 10-Q filed by the Issuer on November 20, 2018.)

Item 4(c)               Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:	574,958
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	574,958
(iv) Shared power to dispose or direct the disposition of:	0

Page 4 of 5 Pages

Item 5.                   Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.                   Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                   Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 /s/ Andrew M. Lessman
Andrew M. Lessman

February 14, 2019

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).